As filed with the United States Securities and Exchange Commission on April 3, 2025

Registration No. 333-185255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
OF

HEINEKEN HOLDING N.V.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Heineken Americas Inc.
396 Alhambra Circle
Coral Gables, Florida 33146
(786) 568-6264
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 1 Columbus Circle New York, New York 10019 (212) 250-9100	Y. Daphne Coelho-Adam, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each two American Depositary Shares representing one ordinary share of Heineken Holding N.V.	N/A	N/A	N/A	N/A

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-185255.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(2) to this Post- Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name and address of depositary		Face if Receipt, Introductory Paragraph

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles (15) and (18)

	(iii)	The collection and distribution of dividends	Articles (2),(4), (6), (8), (9), (10) , (13), (14), (18) and (21)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (12), (13), (14), (15) and (20)

	(v)	The sale or exercise of rights	Articles (1), (8), (13), (14), (15) and (18)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (13)(16),(17) and (18)

	(vii)	Amendment, extension or termination of the deposit	Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3), (4), (5), (6), (8) and (22)

	(x)	Limitation upon the liability of the depositary	Articles (10), (15), (16), (17) and (18)

3.	Fees and Charges		Article (9)

Item 2.	AVAILABLE INFORMATION

Public reports furnished by issuer Article (12)
The Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (https://www.heinekeninternational.com) or through an electronic information delivery system generally available to the public in its primary trading market.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement.  Form of Deposit Agreement dated as of               , 2012, by and among Heineken Holding N.V., Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”), was previously filed as Exhibit (a) to Form F-6 (File No. 333-185255) and is incorporated herein by reference.

(a)(2)
Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement, including the Form of American Depositary Receipt, attached as Exhibit A thereto. – Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and Heineken Holding N.V. in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed as Exhibit (d) to Form F-6 (File No.333-185255)

(e)	Certification under Rule 466. – Not Applicable.
(f)	Powers of Attorney for certain officers and directors and the authorized representative of Heineken Holding N.V. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Heineken Holding N.V., Deutsche Bank Trust Company Americas, as depositary, and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 3, 2025.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Heineken Holding N.V.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Tompkins
Name:	Michael Tompkins
Title:	Director

By:	/s/Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Heineken Holding N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Amsterdam, the Netherlands on April 3, 2025.

Heineken Holding N.V.

By:	/s/ Maarten Das
Name:	Maarten Das
Title:	Chairman and Non-Executive Director

Each person whose signature appears below hereby constitutes and appoints Maarten Das his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on April 3, 2025.
Signatures	Capacity

/s/Maarten Das
Maarten Das	Chairman and Non-Executive Director

/s/Charlene de Carvaho-Heineken
Charlene de Carvaho-Heineken	Principal Executive Officer, Principal Financial Officer, and Executive Director

/s/Michel de Carvalho
Michel de Carvalho	Executive Director

/s/Charlotte Kwist
Charlotte Kwist	Non-Executive Director

/s/Alexander de Carvalho
Alexander de Carvalho	Non-Executive Director

/s/ Annemiek Fentener van Vlissingen
Annemiek Fentener van Vlissingen /s/Louisa Brassey	Non-Executive Director
Louisa Brassey /s/Jean-Francois van Boxmeer	Non-Executive Director
Jean-Francois van Boxmeer /s/ Marc Busain	Non-Executive Director
Marc Busain	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number

(a)(2) Form of Amendment No. 1 to Deposit Agreement